

Continental

"Exemption No. 82-1357

Continental Aktiengesellschaft

Press Release

In a hot summer, Continental is banking on an icy winter

- **Europe's market leader producing 70,000 winter tires each day**
- **Trend for high-margin models**

Hannover, August 2003. "A topsy-turvy world" at the international automotive supplier Continental AG: While a hot summer with record-breaking temperatures has all of Europe sweltering, winter is all the rage in the corporation's Passenger Tire division. In eight plants in Europe, 70,000 winter tires are manufactured each day. For the coming season, a total of approximately 12 million tires of the brands Continental, Uniroyal, Semperit, Barum, Gislaved and Viking will be produced.

Of the premium brand Continental alone, there are five different winter tire models manufactured for passenger cars and vans - for the most varied of rim sizes and with widths ranging from 145 to 295 millimeters. "That requires detailed planning in advance to ensure that in production, the huge range extending from rather small production runs to major series of standard sizes is best distributed between the plants," according to the head of Marketing and Sales Replacement Car Tires Europe, Heinz-Jürgen Schmidt. The plants in Aachen, Hannover and Korbach in Germany, Clairoix and Sarreguemines in France, Lousado (Portugal), Otrokovice (Czech Republic) and Timisoara (Romania) with a total of about 17,000 employees are producing at full capacity. In addition to winter tires, production of nearly the entire range of summer tires continues.

As European market leader for winter tires, Continental AG is faced each year with a new challenge - in addition to the production itself, perfect logistics with timely delivery to the dealers. "For this, we profit from newly developed control and planning systems that provide the right amounts of stocks at our customers and an effective quantity control," Schmidt explains. "This helps when we all work on reducing the amounts of capital tied up in this business. Nobody can afford to have more tires - and thus money - lying around in stock than are absolutely necessary."


03029285

Continental Aktiengesellschaft
Corporate Communications
Vahrenwalder Straße 9
D-30165 Hannover
P.O. Box 1 69
D-30001 Hannover
Phone +49 (0)511-938-1485
+49 (0)511-938-1146
+49 (0)511-938-1278
Fax +49 (0)511-938-1055
www.conti-online.com
prkonzern@conti.de

The premium brand Continental in particular has benefited from the growing demand for high-margin tires approved for high speeds. "The trend towards winter tires approved for speeds up to 240 km/h will continue. In the last two years, we have been able to boost sales by three and half times," Schmidt remarked. "And the profitable upper-class car sector is very well represented here. But the market is a tough one."

The European tire market is divided up basically among the five largest manufacturers who sell their different brands for certain price segments or in local markets. The Continental Corporation, which has been on the market with winter tires for over 50 years, maintains a solid hold on its leading position despite the tough competition.

Although finely-tuned production and logistics systems ensure that the final customer has just the right product range to select from, there is one significant factor for selling winter tires at the start of the season that neither the manufacturer nor the dealer can influence - the weather. "Right after the roads are really slippery for the first time, the demand skyrockets," according to Schmidt. "But winter tires outperform other tires already at temperatures of seven degrees Celsius and below. And even if you really don't think about winter tires in August at temperatures of 30 degrees in the shade, you should at the very latest in October."

The Continental Corporation is a major supplier of tires, brake systems, chassis components and technical elastomers. In 2002 the company took in EUR 11,4 billion in sales and had around 65,500 employees on its payroll worldwide, with roughly 27,000 in Germany.

Continental AG
Corp. Communications – Head of Press
Hannes Boekhoff
Tel.: +49 (0) 511-938-1278
Fax: +49 (0) 511-938-1055
E-Mail: prkonzern@conti.de

Media Database Library: www.conti-online.com